UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

National CineMedia, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

635309107

Joseph Mause
Standard General L.P.
767 Fifth Avenue, 12th Floor
New York, NY 10153
Tel. No.: 212-257-4701
(Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)

June 1, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [_]
(b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 14,387,113
9 Sole Dispositive Power 0
10 Shared Dispositive Power 14,387,113

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,387,113
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 18.2%
14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [__]
(b) [X]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 14,387,113
9 Sole Dispositive Power 0
10 Shared Dispositive Power 14,387,113

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,387,113
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 18.2%
14	Type of Reporting Person (See Instructions) IN, HC

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 to Schedule 13D (this “Amendment”) relates to Common Stock, par value $0.01 per share (the “Common Stock”), of National CineMedia Inc., a Delaware corporation (the “Issuer”). This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D (the “Initial Schedule 13D”) that was originally filed on January 26, 2018 and amdended on March 20, 2018 (as amended by this Amendment, the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used therein but not defined herein shall have the same meanings as in the Schedule 13D.

This Amendment is being filed to amend and supplement Items 4, 5 and 6 of the Schedule 13D as set forth below.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and restated to read in its entirety as follows:

On June 1, 2018, the Reporting Persons entered into a letter agreement (the “Settlement Agreement”) with the Issuer pursuant to which the Issuer agreed, among other things, to (i) appoint Andrew Glaze, a research analyst at Standard General, as a Class II director of the Issuer, with the effective date of Mr. Glaze’s appointment to be within 30 days of June 1, 2018, (ii) include Mr. Glaze in the Issuer’s slate of nominees for election as a Class II director at the 2018 Annual Meeting of Stockholders of the Issuer (the “2018 Annual Meeting”), and (iii) seek stockholder approval at the 2018 Annual Meeting for an amendment to the Issuer’s Amended and Restated Certificate of Incorporation to declassify the Issuer’s Board of Directors, increase the maximum size of the Board to eleven directors, and amend certain Board approval rights (the “Proposed Charter Amendment”). Effective upon his appointment as a director of the Issuer, Mr. Glaze will initially serve on the Compensation Committee and Nominating and Governance Committee of the Board. The Reporting Persons have agreed that neither they nor Mr. Glaze will be compensated for Mr. Glaze’s service as a director. Pursuant to the Settlement Agreement, the Reporting Persons have withdrawn the nomination notice that was previously submitted to the Issuer. Additional terms of the Settlement Agreement are described in further detail in Item 6 below.

Subject to the terms and restrictions set forth in the Settlement Agreement, the Reporting Persons (i) expect to engage in future discussions with management, the Board of Directors of the Issuer, other stockholders of the Issuer and other relevant parties concerning the business, operations, capital structure, governance, management and strategy of the Issuer and other matters concerning the Issuer, and (ii) may propose or consider one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may, from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer's financial performance and strategic direction, actions taken by the Board, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, and subject to the terms and restrictions set forth in the Settlement Agreement, take such actions with respect to their investment in the Issuer as they deem appropriate, including: (i) acquiring additional shares of Common Stock and/or other equity, other securities, or derivative or other instruments that are based upon or relate to the value of the shares of Common Stock (collectively, "Securities") in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; or (iii) engaging in any hedging or similar transactions with respect to the Securities.

Item 5.  Interest in Securities of the Issuer

(a) and (b)  See Items 7-13 of the cover pages.

The percentage calculations herein are based upon the statement in the Issuer's Quarterly Report on Form 10-Q for the year ended March 31, 2018, as filed with the Securities and Exchange Commission on May 8, 2018, that there were 78,994,527 outstanding shares of Common Stock of the Issuer as of May 3, 2018.

(c)  The Reporting Persons did not engage in any transactions in the Common Stock during the sixty day period prior to the filing of this Schedule 13D.

(d)  Other than the SG Funds, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e)  Not applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and restated to read in its entirety as follows:

Under the terms of the Settlement Agreement, the Reporting Persons have agreed to vote, until the end of the Standstill Period (defined below), (i) in favor of each director nominated and recommended by the Board for election at any meeting of the Issuer’s stockholders, (ii) in favor of the Proposed Charter Amendment, (iii) in accordance with the recommendations by the Board with respect to the following routine proposals: the ratification of the Issuer’s accountants and, if recommended by ISS, the adoption of incentive plans, and (iv) against any stockholder nominees not recommended by the Board and against any proposals or resolutions to remove members of the Board. The Reporting Persons have also agreed, subject to certain limitations, to refrain from certain actions during the Standstill Period, including (A) engaging in any “solicitation” or otherwise become a “participant” in any contested solicitation as such terms are used in the proxy rules of the Securities and Exchange Commission; (B) submitting any stockholder proposal or any notice of nomination or other business for consideration to the Board; (C) seeking to acquire the Issuer or any of its material assets, or proposing mergers, acquisitions or other business combinations involving the Issuer; (D) acquiring additional shares of the Issuer’s common stock following which the Reporting Persons would economically own or have a total net long position greater than 30% of the Issuer’s outstanding common stock; and (E) certain other actions specified in the Settlement Agreement.
The term “Standstill Period” is defined in the Settlement Agreement to mean the period of time starting on the date of the Settlement Agreement and ending upon the earlier of (i) the 2018 Annual Meeting, if the Issuer’s stockholders do not approve the Proposed Charter Amendment at the 2018 Annual Meeting, and (ii) 30 days prior to the deadline for stockholder nominations and proposals for the Issuer’s 2022 Annual Meeting of Stockholders, but in any event no later than February 28, 2022. However, under the terms of the Settlement Agreement, the Reporting Persons may terminate the Standstill Period if the Reporting Persons have caused all of their shares of Common Stock to be voted in favor of each director nominated by the Board and any of the Reporting Persons’ designees fail to be elected to the Board, and the Board does not appoint such designees to the Board within the time periods specified in the Settlement Agreement. In addition, under the terms of Settlement Agreement, the Standstill Period will be suspended at any time when the Reporting Persons’ aggregate beneficial ownership of the Issuer’s common stock falls below 7,900,361 shares (the “Minimum Ownership Level”).
In addition, the Settlement Agreement provides that if the Issuer’s stockholders approve the Proposed Charter Amendments at the 2018 Annual Meeting, the Issuer’s Board of Directors will nominate two individuals designated by the Reporting Persons for election at the Issuer’s 2019 Annual Meeting of Stockholders, subject to the designees satisfying certain criteria. If the Issuer’s stockholders do not approve the Proposed Charter Amendment at the 2018 Annual Meeting, the Issuer will not be required to nominate any designees of the Reporting Persons at the 2019 Annual Meeting of Stockholders of the Issuer, although Mr. Glaze will continue to serve as a Class II director with a term ending at the Issuer’s 2021 Annual Meeting of Stockholders of the Issuer. At the Issuer’s request, the Reporting Persons will be required to cause their designees to resign from the Board if the Reporting Persons’ aggregate beneficial ownership of the Issuer’s common stock falls below the Minimum Ownership Level.
Furthermore, under the Settlement Agreement, the Issuer agreed that upon the request of the Reporting Persons, the Board of Directors of the Issuer will appoint a designee of the Reporting Persons to serve as a member of any committee of the Board of Directors of the Issuer requested by the Reporting Persons, other than the Audit Committee, Compensation Committee and the Nominating and Governance Committee.
The description of certain terms of the Settlement Agreement contained in Item 4 is incorporated by reference into this Item 6.
The foregoing description of the terms and conditions of the Settlement Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Settlement Agreement, which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

Item 7.  Materials to Be Filed as Exhibits
Exhibit 99.1
Letter Agreement, dated June 1, 2018, among the Reporting Persons and the Issuer, incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission on June 1, 2018.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:             June 4, 2018
STANDARD GENERAL L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim